Subject: Initial tests of the performance of Cryopak mat refrigerant in insulated shipping boxes (April 1987)

Submitted to:     Mr. Leigh Jeffs, Cryopak Corporation, #1120-625
Howe Street, Vancouver, B.C.

Submitted by: I.J. Britt, P.Eng. and G.F. Morello, B.Sc., Department of Food Science, University of British Columbia. #2482357 Main Mail, Vancouver, B.C.

Objective: This study was initiated to perform initial experiments to determine the effectiveness of two packing configurations of Cryopak matting refrigerant in 50 pound insulated salmon shipping boxes and compare it to an equivalent mass of gel-pack refrigerant.

Test Procedures: Two experiments were performed using Cryopak mat (1 lb mat with 6ml pillows) and one using gel-packs. Two packing configurations were used for the Cryopak mat, 7.5 lb of mat in 3 layers at the top of the box and 7.5 lb in a single layer completely lining the inside surface of the box. The gelpack, five
1.5 lb bricks, was placed in the four corners and the centre at the top of the box. The corrugated paperboard box was approximately 18 X 29 X 8 inches and lined with 0.25 inch thick R-15 insulation. A plastic tote liner was placed inside the box prior to packing.

Temperatures were measured using copper/constantan thermocouples (type TT-T-24, Omega Engineering Inc., Stamford, CT) with fused sensing junctions and calibrated against a Kaye Icepoint ,Reference (Kaye Instruments Inc., Bedford,
XA). Temperature measurements were recorded on a Kaye Ramp II Scanner/Processor data logger and stored on digital tape (Columbia Data Products Inc., Columbia, MD) for subsequent computer analyses.

Six thermocouples were attached to the outer surfaces of the box and 11 were attached to the surfaces of the fish as shown in figure I and 2. In each experiment 14 dressed. whole spring salmon weighing a total of approximately 50 lb were used. The fish were chilled in a brine slush to lower their temperature to a target of 28 degrees F, then placed in the test box with tail sections overlapping and heads orientated towards the ends of the box. The ice packs were frozen for a minimum of 24 hours in a minus 15 degree F walk-in freezer pricr to being placed in the box. After closing, the box was exposed on all surfaces in a room exhibiting relatively constant temperature histories. The experiments were terminated after the surface temperature of the fish exceeded 42 degrees F.

Test Results: Two criteria were chosen to evaluate the treatments: 1) the time until the mean temperature of the fish, as sensed by the thermocouples attached to their surface, exceeded 40 degrees F. and 2) the time until one of those temperatures exceeded 40 degrees F. The results together with the ambient temperature are presented in Table 1. An analysis of variance of the results of each experiment was performed to substantiate whether there was a statistically significant difference amongst the treatments. Data recorded at 470, 480 and 490 minutes were pooled for each treatment and compared, Treatment 3, the box lined with Cryopak mat, was significantly (p<0.05) different from Treatment 1, Cryopak mat on top of the product, and Treatment 2, gel-pack on top of the product, Treatments 1 and 2 were not significantly different (p<0.05). These results indicate that the best results were achieved by lining the box with Cryopak mat.


     Table 1: Summary of Experimental Results of Fish Surface Temperatures
     ---------------------------------------------------------------------

Treatment         Time Until Mean           Time Until One             Mean Ambient
                  Temperature >40F          Temperature >40F           Temperature
                  (min)                     (min)                      (degrees F)
---------         -----                     -----                      -----------
Cryopak on        880                       350                        71.5
top
Gel-pak on        860                       250                        71.3
top
Cryopak           1170                      950                        73.6

A divided listing of the experimental results showing the individual temperature readings and the mean and standard deviation of the readings at each time step are appended. Ore thermocouple on the fish surface malfunctioned and was deleted from the analyses. Thermocouple Number 7 in the output cf surface temperatures was a measurement of the ambient temperature.

oooooooooooooooooooooooooooooooooooooooooooooooooooooooooooooooo
o        x9                x1               x7                 o
o                                                              o
o                                                              o
o x3                       x 5, 6                          x 4 o
o                                                              o
o                                                              o
o        x 10              x 2, 8                              o
oooooooooooooooooooooooooooooooooooooooooooooooooooooooooooooooo

                  Plan View
                  ---------

oooooooooooooooooooooooooooooooooooooooooooooooooooooooooooooooo
o                          x6                                  o
o x3         x 9, 10       x8               x7              x4 o
o                                                              o
o                          x 1, 2                              o
o                          x5                                  o
oooooooooooooooooooooooooooooooooooooooooooooooooooooooooooooooo

                  Front Elevation
                  ---------------

Figure 2: Location of thermocouples on the surfaces of the fish.

                                             CRYOPAK UBC TEST RESULTS
                                             Fish Surface Temperatures

M  55
e
a  50                                                               G
n                                                  G
   45                            G
T                   G                                               C
e  40                                                          C
m             G                                        C
p  35   C  G                              C
e          C  C  C    C
r  30   G
a
t  25
u
r       -------------------------------------------------------------
e       1  2  3  4  5  6  7  8  9  10  11  12  13  14  15  16  17  18

C Cryopak
G Gel-Pak